Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Contents

Cautionary Note Regarding Forward-Looking Information	4
Business Overview	5
Q1 2021 Highlights	5
Operations Review - Rook 1 Project	6
Operations Outlook	10
Health, Safety and Environment	10
Financial Results for the Period	11
Financial Results	11
Financial Condition Summary	12
Liquidity and Capital Resources	13
Capital Management	14
Contractual Obligations and Commitments	14
Summary of Quarterly Results	14
Related Party Transactions	15
Outstanding Share Data	16
Off-Balance Sheet Arrangements	16
Segment Information	16
Accounting Policy Overview	16
Critical Accounting Policies and Judgements	16
Key Sources of Estimation Uncertainty	16
Financial Instruments and Risk Management	17
Risk Factors	17
Financial Risks	17
Other Risk Factors	19
Disclosure Controls and Procedures	23
Internal Controls Over Financial Reporting	23
Changes in Internal Controls	23
Limitations of Controls and Procedures	23
Technical Disclosure	24
Approval	24

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

This Management’s Discussion and Analysis (“MD&A”) was prepared as of May 6, 2021 and provides an analysis of the financial and operating results of NexGen Energy Ltd (“NexGen” or “the Company”) for the three months ended March 31, 2021. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2020, as well as other information filed with the Canadian and US securities regulatory authorities, is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.edgar.gov. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and March 31, 2020 (the “Interim Statements”), as well as the audited consolidated financial statements for the year ended December 31, 2020 and December 31, 2019, and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

In accordance with IFRS, IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is listed on the TSX Venture Exchange under the ticker symbol “ISO” and has its own management, directors, internal control processes and financial budgets and finances its own operations.

Management is responsible for the Interim Statements and this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) reviews and recommends for approval to the Board, who then review and approve, the Interim Statements and this MD&A. This MD&A contains forward-looking information. Please see the section, “Cautionary Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Cautionary Note Regarding Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others the results of planned exploration and development activities are as anticipated, the price of uranium, the cost of planned exploration and development activities, that financing will be available if and when needed and on reasonable terms; that financial, uranium and other markets will not be adversely affected by a global pandemic (including COVID-19); that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner; the expectations regarding mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; and results, estimates, assumptions and forecasts in the Rook I FS Technical Report (as defined below). Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources,; and financing and other factors discussed or referred to in the Company’s most recent Annual Information Form under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Business Overview

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project located in the south western Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production.  NexGen also owns a portfolio of highly prospective uranium properties in the south western Athabasca Basin of Saskatchewan, Canada.

The Rook I Project is the location of the Company’s Arrow Deposit discovery in February 2014. The Arrow Deposit has measured and indicated mineral resources totalling 3.75Mt grading 3.10% U3O8 containing 257M lbs U3O8. The probable mineral reserves were estimated at 240 M lbs U3O8 contained in 4.6Mt grading 2.37% U3O8.  See “Feasibility Study” below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on Rook 1 which are subject to further exploration before economic potential can be assessed. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American exchange (the “NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company currently holds 50.58% of the outstanding common shares of IsoEnergy.

Q1 2021 Highlights

Operational

On February 22, 2021, NexGen announced the results of an independent feasibility study (“FS”) and mineral reserve and mineral resource update of the basement-hosted, vein type uranium deposit (the “Arrow Deposit”), located on the Company’s 100% owned Rook 1 Project (related National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Arrow Deposit, Rook 1 Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study dated 10 March 2021” (the “Rook 1 FS Technical Report”). Refer to “Discussion of Operations” section below and the Rook I FS Technical Report for further detail.

Corporate

On February 25, 2021, the Company announced an equity financing on a bought deal basis of 33,400,000 common shares of the Company at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150 million (the “Offering”). The Company also granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,010,000 common shares to cover over-allotments, (the “Over-Allotment Option”). The Offering closed on March 11, 2021 and the Over-Allotment Option was exercised by the Underwriters and closed on March 16, 2021, for additional gross proceeds of $22,545.

On February 18, 2021 the Company announced that the holders of US$120 million aggregate principal amount of convertible debentures have provided notice to the Company and the indenture trustee that they have elected to convert their debentures into common shares of the Company. The convertible debentures consist of US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2016 (the "2016 Debentures") and the US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2017 (the "2017 Debentures" and, together with the 2016 Debentures, the “2016 and 2017 Debentures”) both due to mature on July 22, 2022.

Further detailed information on the financings can be found under the “Liquidity and Capital Resources” section below.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Operations Review - Rook 1 Project

During Q1 2021, NexGen continued with the advancement of the FS on the Rook I Project, which was subsequently completed and issued a news release outlining the results on February 22, 2021. The FS validates the previous stage engineering, supports the EA process and licensing application activities, and produces a Class 3 (AACE) capital and operating cost estimate that are summarized in the Rook I FS Technical Report.

Permitting workflows, including the advancement of the draft Environmental Impact Statement (“EIS”) under the Environmental Assessment (“EA”) work program and corresponding licensing application to prepare the site for construction continued during Q1 2021.

The Company is continuing its engagement with the communities within the proximity to the Rook I Project, as per certain study agreements entered into with four Indigenous groups in the second half of 2019 (the “Study Agreements”). The Study Agreements provide a framework for working collaboratively to advance the EA and exchange information that will be used to inform the Crown as the Crown undertakes its duty to consult. The Study Agreements provide funding to each Indigenous group and outline a collaborative process for formal engagement to support the inclusion of Indigenous knowledge in the EA. The Study Agreements also outline processes for identifying potential effects to Indigenous rights, treaty rights, and socio-economic interests, and avoidance and accommodation measures in relation to the Rook I Project.

The Company and the Indigenous communities have committed to engagement through joint working groups to support the inclusion of each community’s traditional knowledge throughout the EA process, including incorporating traditional land use and dietary studies undertaken by each of the respective communities. The Company has and will continue to provide funding for all aspects of the above, including the Joint Working Groups, and to lead, review and independently confirm the Traditional Land Use studies for inclusion into the EA.

Further, the Study Agreements agree that the parties will negotiate Impact Benefit Agreements in good faith and as early in the regulatory process as possible to allow the parties greater certainty.

Feasibility Study

The Rook I FS Technical Report includes updated mineral reserve and mineral resource estimates for the Arrow Deposit. The information contained in this MD&A regarding the Rook I Project has been derived from the Rook I FS Technical Report, is subject to certain assumptions, qualifications and procedures described in the Rook I FS Technical Report and is qualified in its entirety by the full text of the Rook I FS Technical Report. Reference should be made to the full text of the Rook I FS Technical Report.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Highlights

Summary of Arrow Deposit Feasibility Study (based on US $50/lb U3O8)

FS
After-Tax NPV @ 8%	$3.47 Billion
After-Tax Internal Rate of Return (IRR)	52.4%
After-Tax Payback	0.9 Year
Pre-Commitment Early Works Capital	$157 Million
Project Execution Capital	$1,143 Million
Total Initial Capital Costs (“CAPEX”)	$1,300 Million
Average Annual Production (Years 1-5)	28.8 M lbs U3O8
Average Annual After-Tax Net Cash Flow (Years 1-5)	$1,038 Million
Average Annual Production (Life of Mine)	21.7 M lbs U3O8

Average Annual After -Tax Net Cash Flow (Life of Mine)	$763 Million
Nominal Mill Capacity	1,300 tonnes per day
Average Annual Mill Feed Grade	2.37% U3O8
Mine Life	10.7 Years
Average Annual Operating Cost (“OPEX”, Life of Mine)	$ 7.58 (US$5.69)/lb U3O8

1)	The economic analysis was based on the timing of a final investment decision (“FID”) and does not include the Pre-Commitment Early Works Capital, which are costs NexGen intends on expending prior to the FID. Pre-Commitment Early Works scope includes site preparation, and the supporting infrastructure (concrete batch plant, Phase I camp accommodations and bulk fuel storage) required to support full Project Execution Capital.
2)	FS based on CAD $1.00 = US $0.75 and US $50/lb U3O8 price.

Mineral Resources

The updated mineral resource estimate has an effective date of June 19, 2019 and builds upon the mineral resource estimate used in the Company’s previously released pre-feasibility study by incorporating holes drilled in 2018 and 2019. The updated mineral resource estimate is principally comprised of measured mineral resources of 209.6 M lbs of U3O8 contained in 2,183 kt grading 4.35% U3O8 as well as, indicated mineral resources of 47.1 M lbs of U3O8 contained in 1,572 kt grading 1.36% U3O8, and inferred mineral resources of 80.7 M lbs of U3O8 contained in 4,399 kt grading 0.83% U3O8, summarized in the table below.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Arrow Deposit Mineral Resource Estimate

FS Mineral Resource
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)

Measured
A2 LG	920	0.79	16.0
A2 HG	441	16.65	161.9
A3 LG	821	1.75	31.7
Total:	2,183	4.35	209.6
Indicated
A2 LG	700	0.79	12.2
A2 HG	56	9.92	12.3
A3 LG	815	1.26	22.7
Total:	1,572	1.36	47.1
Measured and Indicated
A2 LG	1,620	0.79	28.1
A2 HG	497	15.9	174.2
A3 LG	1,637	1.51	54.4
Total:	3,754	3.1	256.7
Inferred
A1 LG	1,557	0.69	23.7
A2 LG	863	0.61	11.5
A2 HG	3	10.95	0.6
A3 LG	1,207	1.12	29.8
A4 LG	769	0.89	15.0
Total:	4,399	0.83	80.7

Notes:

1.	CIM Definition Standards were followed for mineral resources. Mineral resources are reported inclusive of mineral reserves.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$50 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	The effective date of Mineral Resources is June 19, 2019
5.	Numbers may not add due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economics.

Mineral Reserves

The Rook I FS Technical Report defines probable mineral reserves of 239.6 million lbs of U3O8 contained in 4,575 kt grading 2.37% U3O8 from the measured and indicated mineral resources, summarized in the table below. The probable mineral reserves include diluting materials and allowances for losses which may occur when material is mined. Although a majority of the mineral reserves are based on measured mineral resources, it was decided to allocate 100% of the mineral reserves to the probable category (as opposed to the proven category), since the Rook I Project is at a development stage.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Arrow Probable Mineral Reserves

Probable Mineral Reserves
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
A2	2,594	3.32%	190.0
A3	1,982	1.13%	49.5
Total	4,575	2.37%	239.6

Notes:

1.	CIM definitions were followed for mineral reserves.
2.	Mineral Reserves are reported with an effective date of January 21, 2021.
3.	Mineral Reserves include transverse and longitudinal stopes, ore development, marginal ore, special waste and a nominal amount of waste required for mill ramp-up and grade control.
4.	Stopes were estimated at a cut-off grade of 0.30% U3O8.
5.	Marginal ore is material between 0.26% U3O8 and 0.30% U3O8 that must be extracted to access mining areas.
6.	Special waste in material between 0.03% and 0.26% U3O8 that must be extracted to access mining areas. 0.03% U3O8 is the limit for what is considered benign waste and material that must be treated and stockpiled in an engineered facility.
7.	Mineral Reserves are estimated using a long-term metal price of US$50 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75). The cost to ship the yellow cake product to a refinery is considered to be included in the metal price.
8.	A minimum mining width of 3.0 m was applied for all long hole stopes.
9.	Mineral Reserves are estimated using a combined underground mining recovery of 95.5% and total dilution (planned and unplanned) of 33.8%.
10.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
11.	Numbers may not add due to rounding.

Economic Results

The Rook I FS Technical Report was based on a uranium price estimate of US$50/lb U3O8 per pound, net of yellow cake transportation fees and a fixed USD:CAD conversion rate of 0.75.

The economic analysis is based on the timing of a final investment decision (“FID”), and it does not include the pre-commitment early works capital costs, which are costs NexGen intends on expending prior to the FID. The pre-commitment early works scope includes preparing the site, completing initial freeze hole drilling, and building the supporting infrastructure (i.e., concrete batch plant, Phase I camp accommodations, and bulk fuel storage) required for the Rook I Project. Costs for the pre-commitment early works will total an estimated $158 million.

The Rook I FS Technical Report returned an after-tax NPV@8% of $3.47 billion and an IRR of 52.4%. NPV and IRR are summarized in the following table using Base Case and other flat uranium price estimates. The economic model was subjected to a sensitivity analysis to determine the effects of changing metals prices, grade, metal recovery, exchange rate, OPEX, CAPEX, labour and reagent costs. The NPV is most sensitive to metals prices, grade, metal recovery, and exchange rate.

NPV and IRR Sensitivity to Uranium Price

Uranium Price (US$/lb U3O8)	After-Tax NPV8	After-Tax IRR
$65/lb U3O8	$4.87 Billion	62.8%
$60/lb U3O8	$4.40 Billion	59.5%
$55/lb U3O8	$3.93 Billion	56.1%
$50/lb U3O8 (Base Case)	$3.47 Billion	52.4%
$45/lb U3O8	$3.00 Billion	48.4%
$40/lb U3O8	$2.53 Billion	44.0%

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Operations Outlook

The Company intends to advance the development of the Project as outlined in the Rook I FS Technical Report.  The work will include: initiating Front End Engineering Design (“FEED”) with a selected engineering, procurement, construction and management company; and conducting site investigation and process plant optimization studies to support basic engineering.

Through 2021, the Company will continue to advance the EA and licensing activities and engage with regulators and communities.  The Company has scheduled the draft EIS to be completed in Q4 2021.

Health, Safety and Environment

NexGen places the health and safety of its people as the highest priority and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long-term sustainability of its business is dependent upon elite stewardship in both the protection of the environment and the careful management of the exploration, development, and extraction of mineral resources.

Management is focused on maintaining a strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen strives for an incident-free workplace, while also recognizing the need for emergency preparedness. The Company has a site specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed annually.

NexGen takes a proactive and long-term approach to risk management, an approach that supports investment in the practices needed to be successful and meet commitments.

The Company has implemented proper COVID-19 protocols at each of its locations that are in line with the respective regional health authorities COVID-19 guidelines.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Financial Results for the Period

Financial Results

Financial results for the three months ended March 31, 2021 and 2020 (Unaudited)

$000s	Three months ended March 31, 2021	Three months ended March 31, 2020
Salaries, benefits and director’s fees	2,451	1,011
Office and administrative	971	595
Professional fees	829	618
Travel	31	169
Depreciation	544	535
Share-based payments	2,197	1,678
	7,023	4,606
Finance income	(125)	(185)
Mark to market loss on convertible debentures	59,009	7,089
Interest expense on convertible debentures	2,228	3,026
Interest on lease liabilities	72	45
Foreign exchange loss (gain)	178	(1,741)
Other expense (income)	—	(7)
Loss before taxes	68,385	12,833
Deferred income tax expense (recovery)	(269)	(2,447)
Net loss	68,116	10,386
Basic and diluted loss per share	$0.17	$0.03

During the three months ended March 31, 2021 (the “Current Quarter”), NexGen recorded a net loss of $68.1 million or $0.17 per share compared to the three months ended March 31, 2020 (the “Comparative Quarter”) with a net loss of $10.4 million or $0.03 per share, representing an increase of $57.7 million quarter over quarter. The increase in net loss was primarily due to the following:

•	Salaries, benefits and directors’ fees increased by $1.4 million from $1.0 million during the Comparative Quarter to $2.4 million for the Current Quarter. The increase was a combination of a change in allocation of salaries from exploration and evaluation to general and administrative costs to reflect the activities of IsoEnergy, resignation of IsoEnergy’s CEO which resulted in a severance in accordance with the terms of his employment contract, general increases in compensation following market assessments and an increase in the number of employees in line with increased operations.

•	Office and administrative costs increased by $0.4 million in the Current Quarter compared to the Comparative Quarter. The increase is primarily related to increased regulatory and listing fees associated with the bought deal financing referred to above.

•	The Company recognized a mark-to-market loss on the convertible debentures of $59 million during the Current Quarter compared to a mark-to-market loss of $7 million during the Comparative Quarter. Mark-to-market gains and losses result from the fair value re-measurement of the convertible debentures at each reporting date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The mark-to-market loss for the period ended March 31, 2021 is due mainly to debt accretion from an increase in the Company’s and IsoEnergy’s share prices from December 31, 2020 to March 31, 2021.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

•	Foreign exchange loss for the Current Quarter was $0.2 million compared to the Comparative Quarter’s gain of $1.7 million, representing an increase in foreign exchange loss of $1.9 million. The difference relates to foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars in addition to unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on each reporting period. The Comparative Quarter recorded a foreign exchange gain of $1.7 million primarily because the US dollar significantly strengthened to an exchange rate of 1.4187 as at March 31, 2020 from 1.2988 as at December 31, 2019 coupled with a higher US cash balance at March 31, 2020 whereas in the Current Quarter the US dollar weakened to an exchange rate of 1.2575 at March 31, 2021 from 1.2732 at December 31, 2020 coupled with a lower US cash balance at March 31, 2021.

•	Deferred income tax recovery decreased by $2.1 million from $2.4 million in the Comparative Quarter to $0.3 million in Current Quarter. Deferred income tax recovery is comprised of a recovery on losses recognized in the period, mostly arising from the mark to market loss on the convertible debentures. The deferred income tax recovery in the Comparative Quarter was offset by a deferred income tax expense relating to the change in fair value of the convertible debentures attributable to the change in credit risk included in other comprehensive loss.

Financial Condition Summary

Statement of financial position summary as at March 31, 2021 (Unaudited) and December 31, 2020 (Audited)

$000s	March 31, 2021	December 31, 2020
Current assets
Cash	226,798	74,022
Amounts receivable	258	304
Prepaid expenses and other	324	680
	227,380	75,006
Non-current assets
Exploration and evaluation assets	280,619	274,722
Equipment	7,259	7,579
Deposits	85	85
Total assets	515,343	357,392

Current liabilities
Trade and other payables	4,757	6,544
Lease liabilities	867	778
	5,624	7,322
Non-current liabilities
Convertible debentures	55,857	226,853
Long-term lease liabilities	2,976	3,253
Deferred income tax liabilities	392	712
Total liabilities	64,849	238,140

Equity
Equity attributable to NexGen Energy Ltd. Shareholders	426,917	94,251
Non-controlling interests	23,577	25,001
Total shareholders’ equity	450,494	119,252

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Liquidity and Capital Resources

On March 11, 2021 and March 16, 2021, NexGen closed the Offering for aggregate gross proceeds of approximately $150.3 million and the Over-Allotment Option for aggregate gross proceeds of approximately $22.5 million, respectively, for total gross proceeds of approximately $172.8 million. The Company intends to apply the net proceeds of the Offering and Over-Allotment Option towards the development of the Rook I Project, including site investigations, process plant optimizations and engineering, pre-commitment early works, and for general working capital as follows:

Activity or Nature of Expenditure	Approximate Use of Net Proceeds ($000s)
Development of Rook 1 Project
Site Investigation	$ 9,000
Process Plant Optimizations	$ 1,500
Engineering	$ 35,000
Pre-Commitment Early Works	$ 94,500
General working capital	$ 23,205
Total	$ 163,205

NexGen had a working capital surplus of $221.8 million as at March 31, 2021 (December 31, 2020 - surplus of $67.7 million). The Company currently has sufficient cash and cash equivalents to fund its current operating and administration costs.

The increase in working capital of $154.1 million from December 31, 2020 to March 31, 2021 was primarily attributable to the completion of the $172.8 million bought financing deal.

On February 18, 2021, the Company announced that the holders of US$120 million aggregate principal amount of convertible debentures have provided notice to the Company and the indenture trustee that they have elected to convert into common shares of the Company. The convertible debentures consisted of US$60 million aggregate principal amount of 7.5% unsecured convertible 2016 Debentures and the US$60 million aggregate principal amount of 7.5% unsecured convertible 2017 Debentures both due to mature on July 22, 2022.

The net change in cash position at March 31, 2021 compared to December 31, 2020 was an increase of $152.8 million, attributable to the following components of the statement of cash flows:

•	NexGen’s operating outflow before working capital adjustments was $4.2 million for the three months ended March 31, 2021 (March 31, 2020 - outflow of $2.4 million) due to increased salaries, benefits and directors’ fees primarily related to the resignation of IsoEnergy’s CEO and the resulting severance payment.
•	Investing activities used $8.3 million, associated primarily with the exploration and development of the Rook 1 Project (March 31, 2020 - $7.7 million).
•	Financing activities generated $164.4 million (March 31, 2020 - outflow of $0.2 million) related primarily to the $172.8 million bought deal financing and proceeds received from the exercise of options.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

In the management of capital, the Company considers all components of equity and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Liquidity and Capital Resources”, the Company completed the Offering and Over-Allotment Option, raising gross proceeds of $172.8 million in the period ended March 31, 2021. The Company holds sufficient US dollars to make all interest payments due under the convertible debentures until maturity.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended March 31, 2021.

Contractual Obligations and Commitments

Significant Undiscounted Obligations and Commitments as at March 31, 2021 (Unaudited)

$000s	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$4,757	$—	$—	$—	$4,757
Convertible debenture	—	—	55,857	—	55,857
Lease liabilities	1,096	4,183	1,277	—	6,506
	$5,853	$4,183	$57,084	$—	$67,120

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($000s except per share amounts)	2021	2020	2020	2020
Finance income	125	84	87	55
Net loss	68,116	64,117	21,515	18,472
Net loss for the period attributable to shareholders of NexGen Energy Ltd.	66,090	59,965	21,680	18,245
Basic and diluted net loss per share	0.17	0.16	0.06	0.05

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

	For the three months ended
	Mar 31	Dec 31,	Sept 30,	Jun 30,
($000s except per share amounts)	2020	2019	2019	2019
Finance income	185	291	406	511
Net loss	10,386	10,194	809	12,521
Net loss for the period attributable to shareholders of NexGen Energy Ltd.	9,937	9,935	520	12,311
Basic net loss per share	0.03	0.03	0.00	0.04
Diluted net loss per share	0.03	0.03	0.01	0.04

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration, evaluation and development of resource properties.

The significant fluctuations in loss are mainly the result of mark-to-market losses recognized on the fair value re-valuation of the convertible debentures at each quarter driven primarily by the increase in share price, with any changes in the fair value being recognized in the loss for the quarter.

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The loss per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

Related Party Transactions

Compensation of Key Management and Directors (Unaudited)

	Three months ended Mar 31,
$000s	2021	2020
Short-term benefits (1)	$648	$883
Share options granted (2)	1,648	1,291
Consulting fees (3)	33	43
	$2,329	$2,217

(1) Short-term compensation to key management personnel for the period ended March 31, 2021 amounted to $648 (2020 - $883) of which $598 (2020 - $595) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $50 (2020 - $288) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the period ended March 31, 2021 amounted to $1,648 (2020 - $1,291) of which $1,644 (2020 - $1,219) was expensed and $4 (2020 - $72) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall in relation to advice on corporate matters for the period ended March 31, 2021 was $33 (2020 - $43) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months’ notice.

As at March 31, 2021, there was $33 (December 31, 2020 - $45) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at May 6, 2021, there were 470,683,919 common shares, 35,364,828 stock options with exercise prices ranging between $1.59 and $5.16 and no preferred shares issued and outstanding.

Outstanding Convertible Debentures at May 6, 2021

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion (1)
2020 Convertible Debenture	US$15 million	$2.34	Common shares of NexGen	7,820,513
IsoEnergy Debenture	US$6 million	$0.88	Common shares of IsoEnergy	8,318,182
(1)	Converted to Canadian dollars using closing foreign exchange rate of 1.2200 on May 6, 2021.

Off-Balance Sheet Arrangements

NexGen has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Segment Information

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

Accounting Policy Overview

Critical Accounting Policies and Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements.

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities include impairment of exploration and evaluation assets, deferred income taxes, convertible debentures and share-based payments. Refer to the consolidated financial statements for the year ended December 31, 2020 and December 31, 2019 for further detail of the Company’s Critical Accounting Estimates.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, amounts receivables, accounts payable and accrued liabilities and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - inputs that are not based on observable market data.

The fair values of the Company’s cash, amounts receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income. The convertible debentures are classified as Level 2.

Risk Factors

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s condensed interim consolidated financial statements and related notes for the three months ended March 31, 2021 and 2020. For further details of risk factors, please refer to the most recent Annual Information Form dated March 19, 2021 filed on SEDAR at http://www.sedar.com, the 2020 year-end audited consolidated financial statements, and the below discussions.

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

The Company’s maximum exposure to credit risk is as follows:

	March 31, 2021	December 31, 2020
Cash	$226,798	$74,022
Amounts receivable	258	304
	$227,056	$74,326

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2021, NexGen had cash of $226,798 to settle accounts payable and accrued liabilities of $4,757.

The Company is exposed to foreign exchange risk on its US dollar denominated convertible debentures and IsoEnergy Debentures. At maturity the US$21 million principal amount of the convertible debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the convertible debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the convertible debentures and IsoEnergy Debentures more costly to repay.

As at March 31, 2021, the Company’s US dollar net financial liabilities were US$30,881. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $3,883 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The convertible debentures and IsoEnergy Debentures, in an aggregate principal amount of US$21 million, carry fixed interest rates of 7.5% and 8.5% respectively and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and below under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

During 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s baseline engineering, environmental assessment and the ability to raise funds through debt and equity markets. To date, the Company’s operations and ability to raise funds have not been significantly impacted.  The Company has implemented proper COVID-19 protocols at each of its locations that are in line with the respective regional health authorities COVID-19 guidelines.

Negative Impacts by an Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including operational shutdowns or suspensions. The inability to continue ongoing exploration and development work could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 pandemic or remedy its impact, among others.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

Uncertainty of Additional Financing

As stated above, the Company is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third-party financing depends on a number factors including the price of uranium, the results of ongoing exploration, the Company’s obligations under the convertible debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

The Price of Uranium Price and Alternate Sources of Energy

The price of uranium is at historically low levels and the price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydro-electricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydro-electricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company's future profitability and result in increasing costs and a decline in the value of the common shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company's business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Imprecision of Mineral Resource Estimates

Mineral Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management’s best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the convertible debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the convertible debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent annual information form.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

For further information on Risk Factors, refer to those set forth in the Company’s Annual Information Form dated March 19, 2020, filed under the Company’s profile on SEDAR at www.sedar.com on EDGAR at www.edgar.gov.

Disclosure Controls and Procedures

Internal Controls Over Financial Reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the Company’s disclosure controls and procedures, that as of March 31, 2021, the Company’s disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal control over financial reporting. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Controls

During the three months ended March 31, 2021, there were no changes in the Company’s internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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NexGen Energy Ltd. Management’s Discussion and Analysis for the three months ended March 31, 2021 (expressed in thousands of Canadian dollars, except as noted)

Technical Disclosure

All scientific and technical information in this MD&A is derived from the Company’s Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated mineral resource, please refer to the the Rook I FS Technical Report filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.edgar.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Anthony (Tony) George, P.Eng., Chief Project Officer and Mr. Troy Boisjoli, Geoscience Licensee, Vice President - Exploration & Community for NexGen. Each of Mr. George and Mr. Boisjoli is a qualified person for the purposes of NI 43-101. Mr. Boisjoli has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

All references in this MD&A to “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended “mineral e Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

Approval

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company’s current annual information form, on the Company’s profile SEDAR website at www.sedar.com and on EDGAR at www.edgar.gov or by contacting the Company’s Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.

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